Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

October 12, 2009

ACS Acquisition

Xerox Employee Q&A, Chapter 2

As we all learn more about Affiliated Computer Services (ACS) and the acquisition, there are more questions. This is “Chapter 2” – answers to more of your frequent questions. The complete Q&A is available on the ACS News page of the WebBoard.

What has to happen to make the acquisition a reality?

There are regulatory filings that must be submitted and Xerox and ACS shareholders must vote to approve the transaction. We expect to complete the process sometime in the first quarter of 2010 and officially close the transaction.

Until the deal is closed, everyone is required to treat ACS as a separate company. There are legal restrictions on what we can and can not do leading up to the completion of the acquisition. Please refer to the “Do’s and Dont’s” for instruction; if you still have questions, contact the Acquisition.OperationsOffice@xerox.com.

Are there materials about ACS I can use with my customer/employees?

You should only use materials that are available on the ACS News page of the WebBoard. Due to legal requirements, only materials prepared by corporate (and thus properly approved and filed with regulatory agencies) should be shared with customers or even distributed internally. You should not distribute or email any information about ACS, including publicly available information, to your customers or colleagues without specific approval.

How do we reconcile the sacrifices that Xerox people have been making (cost-cutting, no 401(k) match, no merit increases, etc.) with the ability to purchase ACS?

The funding of the ACS acquisition and the funding of our on-going business are different and distinct investments. The acquisition is a strategic investment to scale our Business Process Outsourcing (BPO) business and position the company for the future. The funding of employee related benefits comes from our base business, which has been under pressure due to the economy. All of the actions we are taking in the base business are to make sure that our business model is aligned – that our costs are aligned with our revenue.

During the October 2, 2009 webchat, Ursula reaffirmed her commitment to invest in some of the benefits that have been eliminated once the economy stabilizes and we see sustainable improvement in our base business.

This is an expensive acquisition. What gives us the confidence we can afford it? How will we pay for it?

The business model fundamentals of both Xerox and ACS make the acquisition possible. Both companies have very strong annuity streams that generate cash.

The acquisition is primarily a cash and stock transaction and will be funded through the combined cash from Xerox and ACS and from accessing the capital markets. We expect to pay down this incremental debt in a reasonable amount of time given the strong financial profile and prospects of the combined company.

What is the role of the Acquisition Operations Office? Can they help me with a customer sale?

The Acquisition Operations Office (AOO) plays three key roles in the acquisition process:

1.	Command Center: If you want to engage ACS, you must first contact the Acquisition.OperationsOffice@xerox.com. They are the clearing house for all requests to engage ACS on customer or supplier deals. The AOO understands the legal requirements and has a process in place to assure compliance.

2.	ACS Liaison: The AOO is the liaison with ACS during this period.

3.	Development of the implementation plan: The AOO is building an understating of areas of opportunities between the two companies to assure that once the deal closes we can immediately begin to implement the activities that will yield the value of the transaction.

How will we balance making investments in the base business with the need to scale BPO through this acquisition?

Acquiring ACS helps us scale our BPO business so we have more of a leadership stake in services, which has long been part of our strategy.

We remain equally committed to our base business because the combination of our document technology and services and BPO is what makes this such a compelling value proposition.

How will the acquisition affect XGS?

This acquisition provides significant scale to Xerox’s overall services business and helps leverage our existing BPO offerings like Xerox Litigation Services and Xerox Mortgage Services as well as managed print and enterprise print services. Our managed print services will remain aligned with our base business and we will work to cross-sell and jointly-sell our print services to ACS customers once the acquisition is complete.

We will review all the areas of our current service offerings to ensure we’re effectively aligned to maximize growth. The goal is to leverage the ACS process and expertise to rapidly scale our BPO offerings.

Does the acquisition of ACS change our partnering strategy?

Over the years, we have built a strong alliance partnership network. The acquisition of ACS does not change our intent or strategy – which is focused on customer-driven requirements and services growth.

Our managed print services capability is a natural fit with the offerings of partners. It is an attractive ongoing offering for our alliance partners.

The BPO marketplace is very large, very diverse and cuts across national, regional and global geographies. As such, there will continue to be partnering opportunities based on customer-driven requirements.

Will ACS replace EDS or any of our other IT vendors in the future?

We regularly review our IT services with all of our vendors to ensure that we have the best costs, service levels and relationships with joint go to market partners. ACS may provide future options for IT services in some areas, but we have no immediate plans to convert services at this time.

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

Xerox Internal Use Only	October 12, 2009	2